05037356

SECUR... ...SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MICHIGAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21415 CIVIC CENTER DRIVE, SUITE 200
(No. and Street)

SOUTHFIELD (City) MICHIGAN (State) 48076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SANDRA J. RAYBA 248-358-4393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GROEN, KLUKA, & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

888 WEST BIG BEAVER, SUITE 790 (Address) TROY (City) MI (State) 48084 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH, D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, SANDRA J. RAYBA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICHIGAN SECURITIES, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

LINDA M. ENGLAND
NOTARY PUBLIC OAKLAND CO., MI
MY COMMISSION EXPIRES Jul 6, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHIGAN SECURITIES, INC.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

December 31, 2004

TABLE OF CONTENTS

GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants

888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

CPA ASSOCIATES INTERNATIONAL
Members of CPA Associates International
With over 230 member offices worldwide

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Michigan Securities, Inc.

We have audited the accompanying balance sheet of Michigan Securities, Inc. as of December 31, 2004, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Michigan Securities, Inc. at December 31, 2004, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Groen Kluka & Company, P.C.

February 16, 2005

MICHIGAN SECURITIES, INC.

BALANCE SHEET

December 31, 2004

ASSETS

ASSETS	
Cash	$ 916
Cash deposits with clearing organizations	120,222
Receivable from brokers	197,443
Furniture, fixtures and equipment, less depreciation (Notes A2 and B)	5,382
Deposits and other	200
	$324,163

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 4,515
Notes payable to stockholders and subordinated to claims of general creditors (Note E)	100,188
Accrued expenses	192,617
Income taxes payable	682
	298,002
COMMITMENTS (Note D)	-
STOCKHOLDERS' EQUITY (Note C)	
Common stock - authorized, 10,000 shares; issued and outstanding, 1,000 shares	5,000
Retained earnings	21,161
	26,161
	$324,163

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004

Revenues	
Commissions and fees	$2,655,369
Interest	3,166
	2,658,535
Expenses	
Salaries, wages, commissions and benefits	2,390,293
Exchange fees and quotes	37,960
Occupancy and equipment	88,194
Interest	8,138
Professional services	30,519
Advertising and business promotion	54
Office supplies and expenses	11,868
Other operating expenses	18,532
Trade clearing costs	66,698
	2,652,256
Income before income taxes	6,279
Income tax expense (Note F)	665
Net income	$ 5,614

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2004

	Common Stock	Retained Earnings
Balance December 31, 2003	$5,000	$15,547
Net income for year	-	5,614
Balance at December 31, 2004	$5,000	$21,161

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF CHANGES IN NOTES PAYABLE
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2004

Balance at December 31, 2003	$100,188
Increases:	-
Decreases:	-
Balance at December 31, 2004	$100,188

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

Cash flows from operating activities		
Net income		$ 5,614
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	$ 901	
Decrease in deposits and other	600	
Decrease in accounts payable	(6,497)	
Increase in receivables	(165,752)	
Increase in accrued expenses	161,604	
Increase in income taxes payable	682	(8,462)
Net cash provided (used) by operating activities		(2,848)
Cash flows used by investing activities:		
Purchase of office equipment		(2,841)
Cash flows used by financing activities:		
Issuance of common stock	-	
Payments on note payable to shareholders	-	-
Net decrease in cash		(5,689)
Cash at beginning of year		126,827
Cash at December 31, 2004		$121,138
Cash paid during the year for interest		$ 8,138
Cash paid during the year for income taxes .		$ 383

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied, in the preparation of the accompanying financial statements follows:

1. Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

2. General

The Company conducts a general securities business as a securities broker/dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act.

The client base of the Company is retail and institutional accounts located primarily in southeast Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

3. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets, five years, using accelerated depreciation methods.

4. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

5. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consists of the following at December 31, 2004:

Office Furniture	$11,884
Less: Accumulated depreciation	6,502
	$ 5,382

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $114,766,which was $64,766 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 172%.

NOTE D - COMMITMENTS

The company leases office equipment and their facilities under operating leases. Rent expense under these leases for the period ended December 31, 2004 was $68,307.

Future minimum lease payments required under operating leases with remaining terms in excess of one year as of December 31, 2004 are as follows:

2005	$ 72,712
2006	28,965
	$101,677

NOTE E - NOTES PAYABLE TO STOCKHOLDERS AND SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowings under subordination agreements at December 31, 2004 consist of subordinated notes payable to stockholders of the company at 8% per annum, due March 31, 2005. The notes are approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent such borrowings are required for the company's continued compliance with minimum net capital requirements, they may not be repaid (Note C).

NOTE F - INCOME TAXES

The income tax expense differs from expected income tax expense that would result from applying federal statutory rates to income before income taxes because of the use of accelerated depreciation methods for income tax purposes.

SUPPLEMENTAL INFORMATION

GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants

888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTAL INFORMATION

Board of Directors
Michigan Securities, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole of Michigan Securities, Inc., for the year ended December 31, 2004, which are presented in the preceding section of this report. The supplemental information presented hereinafter is for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Groen, Kluka & Company, P.C.

February 16, 2005

MICHIGAN SECURITIES, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

NET CAPITAL		
Total stockholders' equity		$ 26,161
Qualifying subordinated loans		100,188
Total capital and subordinated debt		126,349
Non-allowable assets		
Deposits and receivables	$3,797	
Furniture, fixtures and equipment	5,382	
Haircut on Money Market investment	2,404	11,583
Net capital		114,766
Net capital requirement		50,000
Excess net capital		$ 64,766
AGGREGATE INDEBTEDNESS		
Total liabilities		$197,814
Less: liabilities excludable under SEC Rule 15c3-1		-
Aggregate indebtedness		$197,814
Net capital per above		$114,766
Ratio of aggregate indebtedness to net capital		172%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II Focus report		$114,766
Differences: None		-
Net capital per above		$114,766